SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                       -------------------

                           SCHEDULE 13D
                          (Rule 13d-101)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a)AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                       (Amendment No. 1 )


                     SMTEK International, Inc.
                ---------------------------------
                         (Name of Issuer)


                   Common Stock (Par value $.01)
                 ---------------------------------
                   (Title of Class of Securities)`


                           832688 20 4
                        -----------------
                          (CUSIP Number)

Thomas M. Wheeler, 1217 Cerrito Bello Road, El Paso, TX 79912 (915) 584-8671
----------------------------------------------------------------------------
            Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                             May 21, 1999
         -----------------------------------------------------
        (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].









                  (Continued on following pages)

                        (Page 1 of 5 Pages)

CUSIP No. 832688 20 4                 13D                 Page 2 of 5 Pages
                                Amendment No. 1

1.   Name of reporting person

      Thomas M. Wheeler


2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]


3.  SEC use only.


4.  Source of funds.

      PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power

      17,636,254 shares (881,812 shares after giving effect to 1-for-20 reverse stock split effective May 24, 1999)

8. Number of shares beneficially owned by each reporting person with shared voting power

      -0-

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      17,636,254 shares (881,812 shares after giving effect to 1-for-20 reverse stock split effective May 24, 1999)

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      -0-

11. Aggregate amount beneficially owned by each reporting person.

      17,636,254 shares (881,812 shares after giving effect to 1-for-20 reverse stock split effective May 24, 1999)

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]


13. Percent of class presented by amount in Row 11

      Approximately 39%

14. Type of reporting person

      IN

                                                          Page 3 of 5 Pages

Item 1. Security and Issuer

        This statement on Schedule 13D relates to the Common Stock, par value $.01 per share ("Company Common Stock"), of SMTEK
        International, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 2151 Anchor Court, Thousand Oaks, CA 91320.

Item 2. Identity and Background.

    (a) The name of the person filing this schedule is Thomas M. Wheeler.

    (b) Mr. Wheeler's address is 1217 Cerrito Bello Road, El Paso, TX 79912.

    (c) Mr. Wheeler's present principal occupation is private investor.

    (d) During the past five years, Mr. Wheeler has not been convicted in any criminal proceeding.

    (e) During the past five years, Mr. Wheeler has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) Mr. Wheeler is a citizen of the United States

Item 3. Source and Amount of Funds or Other Consideration.

        Mr. Wheeler acquired the Company Common Stock covered by this Amendment for cash consideration in the amount of $4.5 million.

Item 4. Purpose of Transaction

        On May 21, 1999, Mr. Wheeler purchased 11,250,000 shares of common stock, par value $.01 per share (the "Shares"), of the Company pursuant to a Stock Subscription Agreement, dated March 4, 1999, for the purpose of acquiring a significant equity position in the Company. Mr. Wheeler's purchase of the SMTEK common stock was approved by the Company's common stockholders on May 20, 1999. Mr. Wheeler purchased the Shares for a cash purchase price of $4,500,000 pursuant to the Stock Subscription Agreement. As a result of this stock purchase by Mr. Wheeler, his interest in the Company has increased to approximately 39% of the total outstanding shares.

        The Shares are "restricted securities" as defined in the Securities Act of 1933. Unless registered for resale, the Shares must be held by Mr. Wheeler and may not be resold except in compliance with the resale requirements of SEC Rule 144. Pursuant to the Stock Subscription Agreement, Mr. Wheeler has registration rights for the registration of the Shares in the next registration statement filed by the Company with the Securities and Exchange Commission that would permit the inclusion of the Shares.




                                                          Page 4 of 5 Pages

Item 4. Purpose of Transaction (continued)

        As a result of his increased ownership, and because the Company's certificate of incorporation permits stockholders to cumulate their votes for the election of directors, Mr. Wheeler will have greater voting power. Such voting power may give Mr. Wheeler a greater ability to influence the policies of management and to increase his representation on the Company's board of directors. By virtue of his previous purchase of Company Common Stock, Mr. Wheeler already has recommended two persons who were elected to serve on the Company's board of directors. Mr. Wheeler may determine to increase the number of directors representing his interests on the board of directors to a majority of the board.

        In addition to obtaining effective or actual control of the Company through increasing his board representation, Mr. Wheeler may from time to time, through open market purchases or privately negotiated transactions, determine to increase his aggregate ownership interest in the Company to an amount in excess of 50% of the outstanding shares, thus obtaining outright voting control of the Company. Alternatively, Mr. Wheeler may determine to sell some or all of his Company shares in one or more registered or privately negotiated transactions from time to time, depending on general market and other economic conditions. In addition, Mr. Wheeler may determine to increase his percentage ownership of the Company to a control interest and then sell that control interest to a third party. At the present time, Mr. Wheeler does not have any specific plans or proposals either to increase his interests in, or sell any of his shares of the Company.

        As a result of Mr. Wheeler's purchase of the Shares, he may determine to cause an affiliate to enter into a joint marketing agreement with the Company. The purpose of such an agreement would be to explore opportunities to share technology and cross-market the companies' respective products to customers and prospective customers.

        Although Mr. Wheeler has no current plans or proposals to influence or cause the Company to merge with a third party or any of his affiliates, he may determine to do so in the future based on an evaluation of the Company's business, prospects and financial condition as well as the strategic and operating fit between the Company and a third party or one of his other companies. Alternatively, based upon general market economic conditions, as well as the Company's operating performance and prospects, Mr. Wheeler may determine to cause the Company to enter into a corporate restructuring or recapitalization, which may cause changes in its balance sheet and which may constitute a "going private transaction" under the Securities Exchange Act of 1934. At present, Mr. Wheeler has no such plans or proposals.

        For estate planning purposes, Mr. Wheeler may determine to transfer some or all of his interest in the Company to a trust that he would control.

        Except as disclosed in this Item 4, Mr. Wheeler has no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to
        Item 4 of Schedule 13-D. However, Mr. Wheeler intends continuously to review his investment in the Company and, in light of the
                                                          Page 4 of 5 Pages

        Company's performance, business prospects and management, may undertake actions which may result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13-D.

Item 5. Interest in Securities of the Issuer

    (a) Mr. Wheeler is the beneficial owner of 17,636,254 shares of Company Common Stock (881,812 shares after giving effect to the 1-for-20 reverse stock split effective May 24, 1999).

    (b) Mr. Wheeler has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 17,636,254 shares of Company Common Stock (881,812 shares after giving effect to the 1-for-20 reverse stock split effective May 24, 1999).

    (c) Mr. Wheeler effected the following transactions in the shares of Company Common Stock during the past 60 days:

          On May 21, 1999, he acquired 11,250,000 shares of Company Common Stock for aggregate cash consideration in the amount of $4.5 million.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wheeler and any person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits.

        1. Stock Subscription Agreement (previously filed as Appendix A to the Company's Proxy Statement dated April 16, 1999).


                              SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  June 1, 1999                       /s/ Thomas M. Wheeler
-----------------              --------------------------------------
     Date                              Thomas M. Wheeler


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements of omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).